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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the Month of December, 2002

                        KOREA ELECTRIC POWER CORPORATION
                 (Translation of registrant's name into English)

               167, Samsung-dong, Gangnam-gu, Seoul 135-791, Korea
                    (Address of principal executive offices)


          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F  X    Form 40-F
                                  ---             ---

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                              Yes       No  X
                                  ---      ---

       (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

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This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

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                    THE RESOLUTION OF THE BOARD OF DIRECTORS
                          RELATING TO STOCK REPURCHASE


     We hereby inform you that the Board of Directors of Korea Electric Power Corporation ("KEPCO") has approved its stock repurchase program. Details are as follows:

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1. Purpose                                                    Stabilization of share price
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2. Number of stocks to repurchase            10,000,000 common stocks or 1.6% of total common stocks
                                             issued and outstanding
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3. Method of repurchase                                     Through The Korea Stock Exchange
                                                                (Open Market Repurchase)
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4. Price of repurchase                       At prices not less than the price equal to the closing price of one business day prior to the bid date (the "Prior Day
                                             Closing Price"); but not greater than the price which is 5%
                                             above the Prior Day Closing Price. In the event of any
                                             amendment to the bid price during the trading hours, the
                                             amended price shall be (i) no greater than the higher of (a)
                                             the market price immediately prior to the amendment of the bid price and (b) the highest bid price, but (ii) no less
                                             than the higher of (a) and (b), less 500 Korean Won.
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5. Amount of repurchase                                   Approximately 185 billion Korean Won
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6. Period of repurchase                      Commencing on December 30, 2002 through March 29, 2003
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7. Brokers                                   LG Investment & Securities Co., Ltd., Samsung Securities Co.,
                                             Ltd., Hana Securities Co., Ltd.
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8. Number of stocks held as treasury stock   913,375 shares (0.14% of KEPCO's total common stocks issued
   before Repurchase                         and outstanding)
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9. Date of resolution of the Board of                              December 26, 2002
   Directors
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

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         KOREA ELECTRIC POWER CORPORATION


                                         By:/s/ Myung Whan Kim
                                         ---------------------------------------
                                         Name:  Myung Whan Kim
                                         Title: General Manager of
                                                International Finance Department

December 26, 2002